UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of March 2006

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

    If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PRESS RELEASE

Veolia Transport confirms a new contract in California

Veolia Transportation North America, has won the urban and adapted transport* contract for Orange County in California.

Paris, 16 March 2006 – Veolia Transportation North America, subsidiary of Veolia Transport wins the contract for the urban and adapted transport system of Orange County, California. The 5-year contract will come into force on July 1, 2006, representing cumulative sales of around $170 million, with 620 employees and 350 vehicles.

Orange County, located southeast of Los Angeles, is the 5th-largest county in the USA in terms of population, with 3 million inhabitants. The region is served by Metrolink trains, which Veolia Transportation has been operating since July 2005. The company is now the benchmark private transport provider in the Los Angeles region, which has very substantial growth potential (17 million inhabitants).

"This new contract confirms the validity of our growth strategy in the United States, where we combine Veolia's know-how with the talent of our American teams. In 4 years, we have built a company with sales of almost $800 million and 14,000 employers and have become the largest private urban transport provider in the country," notes Stéphane Richard, CEO of Veolia Transport.

This contract adds to the array of local services that Veolia Transport manages in the region, where it operates complementary transport links including train, bus and paratransit systems. It also reflects Veolia Transport's excellent integration in the State of California, which leads the United States in its commitment to environmental laws.

*adapted transport: transport on demand for sick people or people with disabilities

Veolia Environnement's transport division operates in 25 countries and employs 61,000 people. Veolia Transport made 4.35 billion euros turnover in 2005. It operates 27,000 road and rail vehicles and transports more than 2 billion passengers annually.

Veolia Environnement (Paris Euronext: VIE, and NYSE: VE) is the world leader in environmental solutions. With more than 270,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of industrial and municipal customers in four complementary segments: water management, waste management, energy management and passenger transportation. Veolia Environnement recorded revenue of €25.2 billion in 2005. www.veolia.com.

Important Disclaimer
Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors and uncertainties include in particular risks related to customary provisions of acquisition transactions as well as those described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon - Tel. +33 1 71 75 01 67

US investor contact: Brian Sullivan - Tel +(1) 630 371 2749

Press release also available on our web site: http://www.veolia-finance.com

SIGNATURES

                   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 16, 2006

VEOLIA ENVIRONNEMENT
By:	/s/ Alain Tchernonog
Name: Alain Tchernonog
Title: General Counsel